FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1.	NAME AND ADDRESS OF ISSUER
Emgold Mining Corporation (the "Issuer")
Suite 1400 – 570 Granville Street
Vancouver, British Columbia V6C 3P1

ITEM 2.	DATE OF MATERIAL CHANGE
September 7, 2012

ITEM 3.	NEWS RELEASES
The press release was disseminated through Marketwire and filed on SEDAR on September 7, 2012.

ITEM 4.	SUMMARY OF MATERIAL CHANGE

The Issuer provided an update on its Idaho-Maryland Project located in Grass Valley, CA. As previously announced in its October 26, 2011 press release, the preparation of the Environmental Impact Report (“EIR”) for the Idaho-Maryland Project was placed on hold temporarily while the Company waited for improved equity market conditions to raise the funds necessary to complete the EIR. Since that time, equity market conditions have deteriorated further and the permitting process for the Project remains on hold. The Company remains optimistic, however, that equity markets are showing signs of recovery. The Company’s current Permit Applications with the City of Grass Valley (“City”) will be deemed withdrawn on September 10, 2012. Emgold plans to re-file these Permit Applications once funding is in place to complete the EIR according to the California Environmental Quality Act (“CEQA”). In the interim, Emgold will focus on advancing its exploration properties in Nevada and British Columbia. Emgold recently announced the start of its 2012 drill program at its Rozan Property in British Columbia and plans to conduct drilling at its Stewart Property in British Columbia later this year. Emgold staff will also continue it technical work on the Idaho-Maryland Project.

ITEM 5.1	FULL DESCRIPTION OF MATERIAL CHANGE
Please see the Company’s new release dated September 7, 2012 which is available at www.sedar.com.

ITEM 5.2	DISCLOSURE FOR RESTRUCTURING TRANSACTIONS
Not applicable.

ITEM 6.	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102
Not Applicable.

ITEM 7.	OMITTED INFORMATION
There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.	EXECUTIVE OFFICER
Contact: David G. Watkinson, President and Chief Executive Officer
Telephone: (604) 687-4622

ITEM 9.	DATE OF REPORT
September 7, 2012

EMGOLD MINING CORPORATION
Suite 1010 – 789 West Pender Street
Vancouver, B.C. V6H 1H2
www.emgold.com

September 7, 2012	TSX Venture Exchange: EMR
OTCQB: EGMCF
U.S. 20-F Registration: 000-51411
Frankfurt Stock Exchange: EML

IDAHO-MARYLAND PROJECT UPDATE

Emgold Mining Corporation ("Emgold" or the "Company") is providing the following update on its Idaho-Maryland Project located in Grass Valley, CA.  As previously announced in its October 26, 2011 press release, the preparation of the Environmental Impact Report (“EIR”) for the Idaho-Maryland Project was placed on hold temporarily while the Company waited for improved equity market conditions to raise the funds necessary to complete the EIR.  Since that time, equity market conditions have deteriorated further and the permitting process for the Project remains on hold.  The Company remains optimistic, however, that equity markets are showing signs of recovery.

The Company’s current Permit Applications with the City of Grass Valley (“City”) will be deemed withdrawn on September 10, 2012.  Emgold plans to re-file these Permit Applications once funding is in place to complete the EIR according to the California Environmental Quality Act (“CEQA”).  Management does not expect the change in status of the current Permit Applications to have any impact on completion of the EIR or on the CEQA process for the Idaho-Maryland Project (the “Project”) other than timing.  Most importantly, assuming the Company is able to obtain the required funding, the permitting process is expected to restart with the same scope, budget, and timeframe as is currently proposed by the City.

In the interim, Emgold will focus on advancing its exploration properties in Nevada and British Columbia.  Emgold recently announced the start of its 2012 drill program at its Rozan Property in British Columbia and plans to conduct drilling at its Stewart Property in British Columbia later this year.  Emgold staff will also continue it technical work on the Idaho-Maryland Project.

History of the Idaho-Maryland Environmental Impact Report Preparation

The preparation of an EIR for the Project in Grass Valley commenced in November 2007.  A Draft EIR was completed by the City in October, 2008.  Initial review of the Draft EIR showed that the Company was successful in mitigating most potential negative impacts of the Project so they had no negative impact, less than a significant negative impact, or less than a significant negative impact with mitigation measures in place. These areas include aesthetics; biological resources; cultural resources; geology, soil, seismicity, and mineral resources; hazards and hazardous materials; hydrology and water quality; land use planning; noise; population and housing; public services; recreation; transportation and traffic; utilities and services systems; and energy. In the area of air quality, significant and unavoidable impacts were determined for oxides of nitrogen only. Potentially significant impacts were determined for reactive organic gases and respirable particulate matter (see November 3, 2008 press release).  Emgold management believes that the mitigation of all potentially significant negative impacts of the Project except air quality is a major accomplishment for any mining company or industrial project.

Note that the City did not allow Emgold to review the Draft EIR prior to its being released to the public.  As part of Emgold’s subsequent detailed review of the Draft EIR during the public comment period, Emgold’s legal team advised management that re-circulation of the Draft EIR was recommended because the Draft EIR had failed to analyze the potential impact of the cleanup of the historic mine tailings on the  Idaho-Maryland site, which Emgold believes to be a positive impact, as part of the Project.  Under CEQA, all potential impacts of a project, whether positive or negative, must be analyzed and public comment on that analysis must occur.  Emgold also determined in its review of the Draft EIR that additional improvements could be put in place to further lessen or reduce potential negative impacts of the Project, including air quality.  Hence, in mid-2009, Emgold management made the decision to revise its Project Applications and notified the City of this its intention. Emgold did this knowing that the revision in the Project Applications would result in re-circulation of the Draft EIR and the need for additional public comment on the Project.

While the City was prepared to complete the Final EIR in mid-2009, Emgold was not.  Emgold believed that the Final EIR would ultimately be challenged in the courts if a Revised Draft EIR was not completed and re-circulated in order to allow for public comment prior to moving to a Final EIR.  As Emgold has to indemnify the City against any legal challenges to the EIR, it is in Emgold’s interest to ensure the EIR is completed adequately, with full analysis, and with full public comment on all potential impacts of the Project.  Emgold’s goal has been, and continues to be, to permit and construct a project that is socially and environmentally responsible and that benefits the community of Grass Valley as well as the shareholders of Emgold.

Between mid-2009 and early 2011, Emgold completed additional technical work and revised its Project Applications.  These were submitted to the City in April of 2011.  At that time, Emgold requested that the City complete a Revised Draft EIR, re-circulate it for public comment, and then complete the Final EIR. The City subsequently made the decision that a Revised Draft EIR would be required and that recirculation of the Revised Draft EIR would be necessary, based on the modifications to the Project Applications made by Emgold and because of the time that had passed since the publishing of the 2008 Draft EIR.

Subsequently, Emgold requested that the City go through a competitive bid process to finalize the scope, cost, and schedule for a contractor to complete a Revised Draft EIR and Final EIR.  This bid process was completed by the City in November 2011 and the City selected a new EIR contractor.  Estimated cost of the City and its consultants to complete the EIR process is approximately US$500,000 with an estimated time frame of 12 months, subsequent to financing.

Current Status of the EIR

In an October 2011 letter to the City, with a final scope, budget, and schedule known, Emgold requested that the City put its EIR related activities on hold while the Company raised funds to move forward with the permitting process.  Emgold informed the City that this could take 60-90 days, but also could take considerably longer depending on equity market conditions.  In an October 26, 2011 press release, Emgold stated, “Emgold plans to use the next 60-90 day period to evaluate strategic alternatives respecting continuance of the Idaho-Maryland Project, and the funding of the Project EIR to completion. Despite the current high price of gold bullion, financing for projects in the junior mining sector is extremely difficult.  In the event that insufficient funds can be raised to move the Idaho-Maryland Project forward at the end of that period, Emgold may have to delay the project until market conditions improve or, as a worst case, drop the Project entirely to focus on the other quality assets the Company currently has in its portfolio, including the Buckskin Rawhide Project in Nevada and the Stewart Property in British Columbia.”  This City granted Emgold this extension in November 2011.

To provide a background on market conditions, the TSX-Venture Exchange Composite Index fell from a peak of 2,389 on April 8, 2011 to a low of 1,166 on July 24, 2012, and currently remains in the low 1,200’s.  The price of gold peaked at $1,895 per ounce on September 6th, 2011 and subsequently fell to $1,531 per ounce by year end 2011.  During 2012, the gold price has fluctuated between $1,500 and $1,800 per ounce, with an average price of $1,641 per ounce for 2012 year to date (London PM Fix, USD, from Kitco.com as at September 4, 2012).  The TSX-V Composite Index is currently at the same value as in August 2003 when the price of gold was $350 per ounce.

The decline in the TSX-V Composite Index by about 50 percent over the last 18 months has made equity financings for mining companies extremely difficult.  Capital markets have dried up and many mining companies, like Emgold, are in a holding pattern until markets recover.

In February, 2012 the City requested an update on the Company’s financing activities.  Emgold indicated to the City that the Company had successfully raised CDN $1.4 million in non-flow through funds designated for its Nevada and B.C. properties and for general working capital.  It also indicated that it had raised CDN $0.8 million in flow through funds which were designated for use on its B.C. properties.  The Company indicated that an additional 60-90 days would be required to complete financing for the Idaho-Maryland Project and that due to continuing poor market conditions, financing could take an additional amount of time.

In March, 2012, the City elected to give the Company 180 additional days, until September 10, 2012, to complete financing or the Project Applications would be deemed withdrawn.  Both the City and Emgold expected market conditions would improve during that time.  Unfortunately, market conditions have worsened since March 2012 and equity financing is difficult, if not impossible, to obtain at this time with terms that are favorable to shareholders.  Emgold plans to allow its current Permit Applications to be deemed withdrawn and the permitting process with the City will remain on hold pending better market conditions and financing activity.

City staff has indicated that once financing is in place, the Permit Applications will need to be re-filed and the permit application fees paid (estimated to be about $10,000), unless the City elects to waive the fees at that time.  City staff has indicated that the deemed withdrawal of the existing Permit Applications is not expected to significantly impact the permitting process.

David Watkinson, President and CEO of Emgold stated, “We are obviously disappointed with the City’s decision to let the existing Permit Applications for the Idaho-Maryland Project be deemed withdrawn.  We do believe the permitting process for Idaho-Maryland is achievable with adequate funding and we plan to continue to work with the City to complete the EIR process for the Idaho-Maryland Project.  We look forward to resuming the process in the near future.”

On behalf of the Board of Directors
David G. Watkinson, P.Eng.
President & CEO

For further information please contact:
Tel:  (604) 998-1298
Email: info@emgold.com

This release was prepared by the Company's management. Neither TSX Venture Exchange nor its Regulation Services Provider (as the term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.  For more information on the Company, investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.emgold.com.  This news release includes certain statements that are "forward-looking statements" within the meaning of applicable securities laws including statements regarding the timing of completion of the Final EIR for the Idaho-Maryland Project, the re-filing of the Permit Applications by Emgold, equity market conditions, expected results, and other statements.  Forward-looking statements are based on certain assumptions that Emgold will be able to obtain financing in order to re-file the Permit Applications,  the City of Grass Valley and its consultants which are funded by Emgold will complete the EIR in a reasonable timeframe, the City of Grass Valley will certify the EIR as complete, and the City of Grass Valley will approve the Conditional Use Permit for the mine and approve other entitlements under their authority.  They assume other permitting agencies overseeing the project on a local, state and federal level will grant the permits needed for mining construction and operation.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include the failure to obtain the required financing and the failure to obtain the required permits and approvals.  Other risk factors include changes in metal prices, the price of the Company's shares, the costs of labour, the cost of equipment, the cost of supplies, approvals by federal, state, and local agencies, permitting delays, legal challenges to permits, general economic, market or business conditions, and other factors beyond the control of the Company. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. The Company does not intend to update or revise any forward-looking information whether as to a result of new information, future events or otherwise, except as required by law.